FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 333-12634

_________GALEN HOLDINGS PUBLIC LIMITED COMPANY______ (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Notification to the London Stock Exchange and the Irish Stock Exchange concerning the press release made by Galen Holdings PLC on 27 March 2003 announcing the proposed acquisition of women's healthcare products portfolio from Pfizer Inc. and completion of the acquisition of oral contraceptives Estrostep (R) and Loestrin (R).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: April 2, 2003	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Sr. Vice President, Corporate Development and General Counsel

<EXHIBIT 1>

NEWS RELEASE

27 March 2003

GALEN HOLDINGS PLC

PROPOSED ACQUISITION OF WOMEN'S HEALTHCARE PRODUCTS PORTFOLIO FROM PFIZER INC.

COMPLETION OF ACQUISITION OF ORAL CONTRACEPTIVES ESTROSTEP (R) AND LOESTRIN (R)

Craigavon, Northern Ireland, UK / Rockaway, New Jersey, US: Galen Holdings PLC (LSE: GAL, Nasdaq: GALN) (the "Company" or "Galen"), announces today that it has completed its acquisition from Pfizer of the oral contraceptives Estrostep (R) and Loestrin (R). The acquisition, further details of which are set out in the Company's announcement and circular to shareholders, each dated 6 March 2003, is part of Galen's proposed acquisition of the women's healthcare pharmaceutical brands comprising, in addition to the oral contraceptives, the hormone replacement therapy, femhrt (R).

Completion of the acquisition of the hormone replacement therapy femhrt (R) is expected to occur following the receipt of regulatory approval.

Roger Boissonneault, Chief Executive of Galen said: "We are pleased that the acquisition of these two products from Pfizer has been completed. This acquisition helps to broaden our US women's healthcare portfolio. We look forward to closing the transaction on femhrt (R) as soon as the acquisition of Pharmacia Corporation by Pfizer is completed."

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ENQUIRIES:
Galen Holdings PLC
David G. Kelly, SVP Finance and Planning	Tel: + 44 283 833 4974

Hoare Govett Limited
Andrew Chapman/Justin Jones	Tel: +44 20 7678 8000

Financial Dynamics
Sophie Pender-Cudlip/Francetta Carr	Tel: + 44 20 7831 3113

For further information on Galen, please visit www.galenplc.com

Forward looking statements in this report, including, without limitation, statements relating to the Galen''s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of the Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Hoare Govett Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Galen Holdings PLC and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Galen Holdings PLC for providing the protections afforded to the clients of Hoare Govett Limited or for providing advice in relation to the matters set out in this announcement or any transaction referred to herein.